Mail Stop 3561

November 5, 2009

<u>Via Fax & U.S. Mail</u>

Mr. William B. Olson, Chief Financial Officer
Quantum Fuel Systems Technologies Worldwide, Inc.
17872 Cartwright Road
Irvine, California 92614

> **Re: Quantum Fuel Systems Technologies Worldwide, Inc.**
> **Form 10-K for the fiscal year ended April 30, 2008**
> **Filed July 3, 2008**
> **File No. 000-49629**

Dear Mr. Olson:

We have reviewed your response letter dated October 16, 2009 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended April 30, 2008

General

1.   We note that in response to prior comments 3, 14, and 16, the company plans to
        restate financial statements included in the Annual Reports on Form 10-K for the
        fiscal years ended April 30, 2008 and April 30, 2007 and in Quarterly Reports for
        the fiscal quarters ended October 31, 2006 through January 31, 2009. When
        available, please provide us with your restated financial statements for each
        period. Please note that your revised financial statements should include all
        disclosures required by paragraphs 25 and 26 of SFAS 154 with respect to the
        correction of an error. We may have further comment upon receipt of your
        response.

2.   We note from your response to prior comment 4 that the company's MD&A
        disclosures will be revised in future filings to reflect the updated assessment of
        the outstanding warrant contracts. Please provide us with your proposed
        disclosures.

Financial Statements page F-1
Notes to Consolidated Financial Statements, page F-9
Note 1. Background and Basis of Presentation, page F-9
Capital Resources, page F-10

3.   We note from your response to our prior comment 8 that the company had
        issuances of warrants in August and September 2009. Please provide us with the
        relevant terms and conditions of these warrants and explain in detail in your
        response why the company believes that equity classification is appropriate.

Note 11. Long-term Debt, page F-28

4.   We note from your response to our prior comment number 9 that the fair value of
        the assets of Tecstar transferred to the lender "slightly exceeded" the debt relieved
        in the transaction. We further note from page 10 of your January 31, 2009 10-Q
        that the lender received assets valued at $36.4 million and assumed debt of $27.4
        million. Therefore, the lender received net assets of $9 million and forgave debt
        of $20.5 million. In this regard, we are unclear as to why you believe that no
        concession was granted by the lender in this foreclosure and therefore have
        concluded that SFAS 15 is not applicable. Please provide us with further
        information that supports your conclusions. As part of your response, please
        explain how you determined that the fair value of the net assets transferred to the
        lender slightly exceeded the fair value of the debt eliminated of $20.5 million.
        Alternatively, please tell us how your accounting under SFAS 15 would differ

from your current accounting treatment and provide your materiality analysis of the difference(s). We may have further comment upon receipt of your response.

Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2008

Notes to Condensed Consolidated Financial Statements (Unaudited), page 5
Note 8. Long-term Debt, page 14

5.   We note your response to our prior comment 19 and require further information. As your response refers to us to the last paragraph in comment 14 concerning material restatements, your accounting treatment for the embedded conversion option and make-whole amount feature are unclear. Please tell us, now that the company has reevaluated its accounting for these transactions, your planned accounting treatment for each of the embedded conversion option and the make-whole provision and provide us with your proposed disclosures in your revised financial statements in accordance with SFAS 154. Your response should clearly address whether the embedded conversion option and the make-whole amounts will be separately valued in your revised accounting. We may have further comment upon receipt of your response.

6.   We note the fair value inputs provided in response to prior comment 19. We further note that the convertible note model did not separately value the embedded principal conversion option and the make-whole amount feature, but rather valued them in aggregate with the host instrument. Given your response to prior comment 15 indicates that you have reevaluated your position with regards to the embedded conversion option and make-whole amount feature, please tell us if the fair values of the debt as detailed in your response to comment 19 will change as a result of your restatements. If so, please provide us with your new calculations of fair value. If not, please tell us why the fair value did not change as a result of the changes in your accounting for the embedded conversion option and the make-whole amount feature. We may have further comment upon receipt of your response.

Other

7.   We have reviewed your responses to our prior comments as included in your response letter dated October 16, 2009. Based on your responses to our various comments regarding your borrowing arrangements, embedded derivatives that exist with respect to your borrowing arrangements and modifications that have been made with respect to your borrowing arrangements, as well as certain warrants that were issued by the company, it appears that substantial revisions will be required to the company's financial statements for recent annual and quarterly periods. Please note that until we are able to review the company's

revised financial statements for the applicable periods in their entirety, we cannot provide the company with any assurance that we will not have further comments. Accordingly, we suggest that the company provide us with drafts of its affected filings in connection with any future responses to our comments that are submitted by the company.

<u>Form 8-K dated July 10, 2009</u>

8.   We note the modifications of the convertible and term notes in July 2009. Please tell us how you accounted for the modifications, including whether the modifications were deemed substantial under EITF 96-19. Your response should include a detailed analysis of the modifications prior and subsequent to the modifications that supports the basis for your conclusions.

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You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief